SEALAND NATURAL RESOURCES INC.

50 W. Liberty Street #880

Reno, Nevada 89501

May 30, 2013

VIA EDGAR and FEDERAL EXPRESS

Duc Dang

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Sealand Natural Resources Inc.

Amendment to Form 8-K

Filed May 3, 2013

Form 10-Q for the Quarterly Period Ended February 28, 2013

Filed April 22, 2013

File No. 333-175590

Dear Ms. Lippmann:

We are in receipt of your comment letter dated May 15, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Description of Business, page 3

1. We note your response to comment 3 of our letter dated March 21, 2013. Please clarify the reference to “EC Framework 7 Programme, Document FP7, call: KBBE2007-1-2-06,” and provide the information requested in our prior comment.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to clarify the reference and to provide information that provides a foundation for our statements.

Raw Materials and Other Supplies, page 6

2. We note your response to comment 5 of our letter dated March 21, 2013. Please disclose the identity of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. In addition, if material and your business is substantially dependent on any of these agreements, please file the agreements as exhibits to the Form 8-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have disclosed the identities of our principal suppliers.

Intellectual Property, page 6

3. We note your response to comment 6 of our letter dated March 21, 2013. Please clarify whether you have a patent for your “proprietary core raw material processes.” Also disclose the duration of the two trademarks, Birchia, and VitaBirk.

ANSWER: In response to the Staff’s comment, we have added disclosure that we do not have a patent for our proprietary core raw material processes. Additionally, we have disclosed the duration of our two trademarks.

Properties, page 7

4. Please include Item 102 of Regulation S-K information relating to your principal executive offices in Reno, Nevada.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to provide the information required by Item 102 of Regulation S-K.

Results of Operations, page 15

5. We note your response to comment 13 of our letter dated March 21, 2013. In order to better understand your results of operations, please also describe your expenses for research and development, and your costs for contracting for harvesting of raw materials and distribution. You briefly mention these expenses under Description of Business on pages 5 and 6.

ANSWER: In Response to the Staff’s comment, we have revised our disclosure to include the appropriate expenses in our results of operations.

Exhibit 99.2 – Interim Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6. Please clarify for us why you included an audit report on the annual financial statements here or revise to remove.

ANSWER: The audit report was erroneously included in Exhibit 99.2. Accordingly, we have revised the exhibit to remove this report.

Form 10-Q for Quarterly Period Ended February 28, 2013

General

7. Please note that your financial statements for periods prior to the merger should be retroactively restated to give effect to the merger (e.g. shares outstanding and earnings per share should be recast for all historical periods to reflect the exchange ratio). Please advise or revise.

ANSWER: In response to the Staff’s comment, we have revised our financial statements to give effect to the merger. We have attached the revised financial statements to this correspondence letter and will file an amendment to the Form 10-Q upon no further SEC comments.

8. Considering the significant equity transactions during the period, please amend to provide a statement of stockholders’ equity.

ANSWER: In response to the Staff’s comment, we have provided a statement of stockholders’ equity. We have attached the revised financial statements to this correspondence letter and will file an amendment to the Form 10-Q upon no further SEC comments.

Statement of Operations, page F-2

9. We note that you recorded $78,469 other office and miscellaneous expenses for the nine months ended February 28, 2013, which is not consistent with the cumulative other office and miscellaneous expenses in an amount of $27,454 recorded for the period from the inception on May 23, 2011 through February 28, 2013. Please revise to reconcile the difference.

ANSWER: In response to the Staff’s comment, we have reconciled the difference regarding our office and miscellaneous expenses. We have attached the revised financial statements to this correspondence letter and will file an amendment to the Form 10-Q upon no further SEC comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Lars Poulsen

Chief Executive Officer

SEALAND NATURAL RESOURCES, INC.
FORMELY VITAS GROUP, INC.
(An Development Stage Enterprise)
Index to Financial Statements

Balance Sheet:
May 31, 2012 and February 28, 2013	F-1

Statements of Operations:
For the three and nine months ended February 29, 2012 and February 28, 2013	F-2

Statements of Cash Flows:
For the nine months ended February 29, 2012 and February 28, 2013	F-4

Notes to Financial Statements:
February 28, 2013	F-5

SEALAND NATURAL RESOURCES, INC.
FORMELY VITAS GROUP, INC.
(An Development Stage Enterprise)
Balance Sheet

	May 31,	February 28,
	2012	2013
	audited	unaudited
ASSETS
Current assets:
Cash	$781	$239
Accounts receivable	4,077	248,487
Inventory	2,053	163,087

Total current assets	6,911	411,813

Fixed Assets
Furniture and Equipment, net	1,043	1,317

Total assets	$7,954	$413,130

LIABILITIES
Current liabilities:
Accounts payable and accrued payables	$-	$16,307
Related party loans	43,187	308,978
Notes Payable		235,000

Total current liabilities	43,187	560,285

Total liabilities	43,187	560,285

STOCKHOLDERS' DEFICIT

Common stock, $.01 par value, 100,000,000 authorized, post merger common stock, $.001 par value, 75,000,000 authorized 1,178,201* and 3,405,000 shares issued and outstanding	1,178	3,405
Capital in excess of par value	347,396	344,634
Stock subscription receivable	(63,698)	-
Deficit accumulated during the development stage	(320,109)	(495,194)
Total stockholders' equity	(35,233)	(147,155)
Total liabilities and stockholders' deficit	$7,954	$413,130

* Adjusted to post merger shares

The accompanying notes are an integral part of these statements.

F-1

SEALAND NATURAL RESOURCES, INC.
FORMELY VITAS GROUP, INC.
(An Development Stage Enterprise)
Statement of Operations
Unaudited

					Cumulative,
					Inception,
					May 23,
	Three months ended	Three months ended	Nine months ended	Nine months ended	2011 through
	February 29,	February 28,	February 29,	February 28,	February 28,
	2012	2013	2012	2013	2013

Sales	$223	$244,765	$223	$245,317	$263,614

Cost of Sales	21,054	125,851	25,879	134,868	169,385

Gross Profit	(20,831)	118,914	(25,656)	110,449	94,229

General and administrative expenses:
Wages and salaries	45,966	52,350	71,298	89,530	297,130
Advertising and marketing	97	12,332	6,525	32,697	51,287
Legal and professional	3,278	12,121	4,086	20,595	25,491
Computer and internet	1,461	3,456	3,025	6,944	10,932
Travel and entertainment	2,883	4,283	5,046	14,368	22,715
Product development costs		30,000	-	81,383	85,983
Bank charges	292	361	706	1,558	3,037
Rent	10,598	9,000	12,998	18,000	39,998
Depreciation and amortization		150	-	300	374
Other office and miscellaneous	4,698	4,969	18,645	27,086	45,717
Total operating expenses	69,273	129,022	122,329	292,461	582,664
(Loss) from operations	(90,104)	(10,108)	(147,985)	(182,012)	(488,435)

Other income (expense):
Interest income					-
Interest (expense)	-	(6,759)	-	(6,759)	(6,759)
Income/(Loss) before taxes	(90,104)	(16,867)	(147,985)	(188,771)	(495,194)

Provision/(credit) for taxes on income	-	-	-	-	-
Net Income/(loss)	$(90,104)	$(16,867)	$(147,985)	$(188,771)	$(495,194)

Basic earnings/(loss) per common share	$(0.54)	$(0.00)	$(0.32)	$(0.06)

Weighted average number of shares outstanding	165,359	3,405,000	465,359	3,405,000

The accompanying notes are an integral part of these statements.

F-2

SEALAND NATURAL RESOURCES, INC.
(An Development Stage Enterprise)
Index to Financial Statements
Audited

					(Deficit)
					Accumulated
			Additional	Stock	During the
	Common stock		Paid-in	Subscription	Development
	Shares*	Amount	Capital	Receivable	Stage	Totals

Balance, May 23, 2011	-	$-	$-	$-	$-	$-

Founder shares issued	7,048	7	1,993		-	2,000

Common stock issued					-	-

Net (loss) for the period	-	-	-		-	-

Balance, May 31, 2011	7,048	7	1,993		-	2,000

Founder shares issued	704,796	705	199,295	(63,698)		136,302

Shares issued for cash	466,357	466	146,108			146,574

Net (loss) for the period					(320,109)	(320,109)

Balance, May 31, 2012	1,178,201	1,178	347,396	(63,698)	(320,109)	(35,233)

Shares issued for cash	21,799	22	411,220			411,242

Shares issued in merger	2,205,000	2,205	(413,982)	63,698	13,686	(334,393)

Net (loss) for the period					(188,771)	(188,771)

Balance, February 28, 2013	3,405,000	$3,405	$344,634	$-	$(495,194)	$(147,155)

* Adjusted to post merger shares

F-3

SEALAND NATURAL RESOURCES, INC.
FORMELY VITAS GROUP, INC.
(An Development Stage Enterprise)
Statement of Cash Flows
Unaudited

			Cumulative,
			Inception,
			May 23,
	Nine months ended	Nine months ended	2011 through
	February 29,	February 28,	February 28,
	2012	2013	2013

Cash flows from operating activities:
Net income (loss)	$(147,985)	$(188,771)	$(495,194)

Adjustments to reconcile net (loss) to cash provided (used) by developmental stage activities:
Effects of reverse merger		14,477
Common stock issued for services
Depreciation and amortization	-	300	374
Change in current assets and liabilities:
Accounts receivable	-	(244,410)	(248,487)
Inventory	(23,187)	(161,034)	(163,087)
Accounts payable and accrued expenses	93,187	16,307	16,307
Net cash flows from operating activities	(77,985)	(563,131)	(890,087)

Cash flows from investing activities:
Purchase of fixed assets	(1,117)	(574)	(1,691)
		-
Net cash flows from investing activities	(1,117)	(574)	(1,691)

Cash flows from financing activities:
Proceeds from sale of common stock	130,055	126,070	348,039
Notes Payable		235,000	235,000
Stock subscription receivable		(63,698)	-
Related party transaction	(50,000)	265,791	308,978
Net cash flows from financing activities	80,055	563,163	892,017
Net cash flows	953	(542)	239

Cash and equivalents, beginning of period	2,000	781	-
Cash and equivalents, end of period	$2,953	$239	$239

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS FOR:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

The accompanying notes are an integral part of these statements.

F-4

SEALAND NATURAL RESOURCES, INC.

 (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

February 28, 2013

Note 1 - Summary of Significant Accounting Policies

General Organization and Business

Sealand Natural Resources, Inc. (“Sealand ” or the “Company”) is a Nevada corporation in the development stage. The Company was incorporated under the laws of the State of Nevada on May 23, 2011. The Company engages in the manufacture, distribution, sales and marketing of all natural functional beverages, nutriceuticals, health supplements and the harvesting of organic raw materials. The Company integrates critical scientific, environmental and medical competencies in three core areas: exploration/discovery, characterization of health benefits, and the ability to scale up new and natural consumer products for commercial use.

The Company is in the development stage as defined under Statement on Financial Accounting Standards Accounting Standards Codification FASB ASC 915-205 "Development-Stage Entities.”

Basis of presentation

Our accounting and reporting policies conform to U.S. generally accepted accounting principles applicable to exploration stage enterprises. Changes in classification of 2012 amounts have been made to conform to current presentations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Property and Equipment

The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is computed primarily by the straight line method over the estimated useful lives of the assets ranging from five to thirty-nine years.

Inventory

Inventory is recorded at lower of cost or market; cost is computed on a first-in first-out basis. The inventory consists of imported goods.

Accounts receivable

Trade receivables are carried at original invoice amount. Accounts receivable are written off to bad debt expense using the direct write-off method. Receivables past due for more than 120 days are considered delinquent. Management determines uncollectible accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions and by using historical experience applied to an aging of accounts. Recoveries of trade receivables previously written off are recorded when received.

F-5

SEALAND NATURAL RESOURCES, INC.

 (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

February 28, 2013

Fair value of financial instruments and derivative financial instruments

We have adopted Accounting Standards Codification regarding Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, accounts payable, accrued expenses, and other current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of foreign exchange, commodity price or interest rate market risks.

Federal income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Accounting Standards Codification regarding Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred taxes are provided for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Net Income Per Share of Common Stock

We have adopted Accounting Standards Codification regarding Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. We do not have a complex capital structure requiring the computation of diluted earnings per share.

Internal Website Development Costs

Under ASC350-50, Website Development Costs, costs and expenses incurred during the planning and operating stages of the Company's website are expensed as incurred.  Under ASC 350-50, costs incurred in the website application and infrastructure development stages are capitalized by the Company and amortized to expense over the website's estimated useful life or period of benefit.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date.  The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed.

Deferred Offering Costs

The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed.  At the time of the completion of the offering, the costs are charged against the capital raised.  Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

Deferred Acquisition Costs

The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed.  At the time of the completion of the offering, the costs are charged against the capital raised.  Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

F-6

SEALAND NATURAL RESOURCES, INC.

 (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

February 28, 2013

Common Stock Registration Expenses

The Company considers incremental costs and expenses related to the registration of equity securities with the SEC, whether by contractual arrangement as of a certain date or by demand, to be unrelated to original issuance transactions.  As such, subsequent registration costs and expenses are reflected in the accompanying financial statements as general and administrative expenses, and are expensed as incurred.

Note 2 - Uncertainty, going concern:

At February 28, 2013, the Company was engaged in a business and had suffered losses from development stage activities to date. In addition, the Company has minimal operating funds. Although management is currently attempting to identify business opportunities and is seeking additional sources of equity or debt financing, there is no assurance that these activities will be successful. Accordingly, the Company must rely on its current officer to perform essential functions without compensation unless and until the business generates revenue. No amounts have been recorded in the accompanying financial statements for the value of the officer’s services, as it is not considered material. These factors raise doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Related Party Loans

As of February 28, 2013, The Company received a loan from officers in the amount of $308,978. The loan was provided for working capital purposes, and is unsecured, non-interest bearing, and has no specific terms of prepayment.

The Company also incurred period expenses of $51,000 for product development costs. These costs were associated with a related party.

Note 4 – Service Agreements

On June 1, 2011, the Company entered into a Service Agreement with one its Officers and Directors. The agreement requires the Company to pay the Officer a sum of $9,800 monthly fee plus de-minimus fringe benefits. The agreement is cancellable by either party with written notice of termination.

On June 1, 2011, the Company entered into a Service Agreement with one its Officers and Directors. The agreement requires the Company to pay the Officer a sum of $7,500 monthly fee plus de-minimus fringe benefits. The agreement is cancellable by either party with written notice of termination.

Note 5 - Common Stock

In 2011, the Company authorized the issuance of 7,048 founder shares at par value. The Company formally issued these shares in 2012.

In 2012, the Company issued 704,796 shares of founder shares at par value. The Company has also recorded a stock subscription receivable of $63,698 for the remaining outstanding balance.

In 2012, the Company issued 466,357 shares at an average value of $0.314 per share.

During the period from June 1, 2012 through November 30, 2012, The Company issued 21,799 shares at an average value of $18.87 per share and collected a total of $411,242.

On February 13, 2013, The Company’s consummated a merger agreement with Vitas Group, Inc. The majority shareholders purchased 2,500,000 shares of Vitas Group Inc. (a Shell Company), which equates to 83.19% of its outstanding shares. These owners agreed to cancel 800,000 shares of the Vitas Group shares. The shareholders of Sealand Natural Resources will receive 1 share of Vitas for every 28.377 shares of Sealand stock. The shareholders of Sealand will receive 1,200,000 shares of Vitas Group Inc. and the total outstanding shares of Vitas Group Inc. will be 3,405,000.

F-7

SEALAND NATURAL RESOURCES, INC.

 (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

February 28, 2013

Note 6 - Income Taxes

The provision (benefit) for income taxes for the years ended May 31, 2011, and 2012, were as follows:

	Year Ended May 31,
	2011	2012

Current Tax Provision:
Federal-
Taxable income	$-	$-

Total current tax provision	$-	$-

Deferred Tax Provision:
Federal-
Loss carryforwards	$0	$108,837
Change in valuation allowance	(0)	(108,837)

Total deferred tax provision	$-	$-

The Company had deferred income tax assets as of May 31, 2011, and 2012, as follows:

	May 31,
	2011	2012

Loss carryforwards	$0	$108,837
Less - Valuation allowance	(0)	(108,837)

Total net deferred tax assets	$-	$-

The Company provided a valuation allowance equal to the deferred income tax assets for the years ended May 31, 2011, and 2012, because it is not presently known whether future taxable income will be sufficient to utilize the loss carryforwards.

As of May 31, 2011, and 2012, the Company had approximately $0 and $320,109, respectively, in tax loss carryforwards that can be utilized in future periods to reduce taxable income, and will begin to expire in the year 2037.

Note 7 – Merger

On February 13, 2013, The Company consummated a merger agreement with Vitas Group, Inc. The majority shareholders purchased 2,500,000 shares of Vitas Group Inc. (a Shell Company), which equates to 83.19% of its outstanding shares. These owners agreed to cancel 800,000 shares of the Vitas Group shares. The shareholders of Sealand Natural Resources will receive 1 share of Vitas for every 27.8615 shares of Sealand stock. The shareholders of Sealand will receive 1,200,000 shares of Vitas Group Inc. and the total outstanding shares of Vitas Group Inc. will be 3,405,000.

F-8

SEALAND NATURAL RESOURCES, INC.

 (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

February 28, 2013

Following is the proforma of the combined Company as of May 31, 2012 and November 30 2012.

BALANCE SHEET	May 31, 2012
	Sealand	Vitas	Combined
ASSETS:
Current Assets:
Cash	$781	$12,393	$13,174
Accounts receivable	4,077		4,077
Inventory	2,053		2,053
Prepaid		5,562	5,562

Total current assets	6,911	17,955	24,866

Property and Equipment, net	1,043		1,043

TOTAL ASSETS	$7,954	$17,955	$25,909

LIABILITIES
Current liabilities:
Related party loans	$43,187	$3,775	$46,962
Notes payable

Total current liabilities	43,187	3,775	46,962

SHAREHOLDERS DEFICIT
Common stock	334,338	3,005	3,005
Capital in excess of par	14,236	24,745	359,749
Stock subscription receivable	(63,698)		(63,698)
Deficit during development stage	(320,109)	(13,570)	(320,109)

Total shareholders deficit	(35,233)	14,180	(21,053)

TOTAL LIABILITIES AND SHAREHOLDERS DEFICIT	$7,954	$17,955	$25,909

F-9

SEALAND NATURAL RESOURCES, INC.

 (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

February 28, 2013

STATEMENT OF PROFIT AND LOSS
For the year ended May 31, 2012

Sales	$18,298	$-	$18,298

Cost of Sales	34,516		34,516

Gross Profit	(16,218)	-	(16,218)

General and administrative expenses:
Wages and salaries	207,600		207,600
Advertising and marketing	44,945		44,945
Legal and professional	5,894		5,894
Computer and internet	3,989		3,989
Travel and entertainment	6,196		6,196
Research and development	4,600		4,600
Bank charges	1,611		1,611
Rent	21,998		21,998
Depreciation and amortization	74		74
Other office and miscellaneous	6,984	11,995	18,979

Total operating expenses	303,891	11,995	315,886

Net profit/(loss)	$(320,109)	$(11,995)	$(332,104)

F-10

SEALAND NATURAL RESOURCES, INC.

 (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

February 28, 2013

BALANCE SHEET	November 30, 2012
	Sealand	Vitas	Combined
ASSETS:
Current Assets:
Cash	$39,932	$-	$39,932
Accounts receivable	4,628		4,628
Inventory	13,720		13,720
Prepaid

Total current assets	58,280	-	58,280

Property and Equipment, net	1,467		1,467

TOTAL ASSETS	$59,747	$-	$59,747

LIABILITIES
Current liabilities:
Related party loans	$55,035	$-	$55,035
Notes payable	135,000		135,000

Total current liabilities	190,035	-	190,035

SHAREHOLDERS DEFICIT
Common stock	340,397	3,005	3,005
Capital in excess of par	70,845	24,745	344,539
Stock subscription receivable	(63,698)		-
Deficit during development stage	(477,832)	(27,750)	(477,832)

Total shareholders deficit	(130,288)	-	(130,288)

TOTAL LIABILITIES AND SHAREHOLDERS DEFICIT	$59,747	$-	$59,747

F-11

SEALAND NATURAL RESOURCES, INC.

 (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

February 28, 2013

STATEMENT OF PROFIT AND LOSS
Six months ended November 30, 2012

Sales	$551	$-	$551

Cost of Sales	9,018		9,018

Gross Profit	(8,467)	-	(8,467)

General and administrative expenses:
Wages and salaries	37,180		37,180
Advertising and marketing	13,718		13,718
Legal and professional	8,474		8,474
Computer and internet	3,487		3,487
Travel and entertainment	10,085		10,085
Product development costs	51,000		51,000
Bank charges	1,065		1,065
Rent	9,000		9,000
Depreciation and amortization	150		150
Other office and miscellaneous	15,097	14,180	29,277

Total operating expenses	149,256	14,180	163,436

Net profit/(loss)	$(157,723)	$(14,180)	$(171,903)

Note 8 – Convertible Notes Payable

In July 2012, the Company received a convertible notes receivable in the amount of $10,000. The note carries an 8% rate of interest and can be converted into common stock at a strike price of $0.25 per share.

In September 2012, the Company received a convertible notes receivable in the amount of $125,000. The note carries an 8% rate of interest and can be converted into common stock at a strike price of $0.25 per share.

In December 2012, the Company received a convertible notes receivable in the amount of $100,000. The note carries an 8% rate of interest and can be converted into common stock at a strike price of $0.25 per share.

The balance of these notes at February 28, 2013 was $235,000 and the Company has accrued interest of $6,759.

Note 9 - Recent Accounting Pronouncements

In December 2010, the FASB issued updated guidance on when and how to perform certain steps of the periodic goodwill impairment test for public entities that may have reporting units with zero or negative carrying amounts. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.  The adoption of this standard update did not impact the Company’s consolidated financial statements.

In May 2011, the FASB issued guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption by public entities prohibited. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

F-12

SEALAND NATURAL RESOURCES, INC.

 (A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

February 28, 2013

In June 2011, the FASB issued new guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted.  The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

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